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TITAN MEDICAL ISSUED U.S. PATENT RELATED TO SPORT SURGICAL SYSTEM
ROBOTIC INSTRUMENTS

TORONTO (April 26, 2017) – Titan Medical Inc. (TSX: TMD) (OTCQX: TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (MIS), announces the issuance of U.S. Patent No. 9,629,688 titled “Actuator and Drive for Manipulating a Tool,” which covers the Company’s unique robotic surgical instruments and in particular the novel interface and drive mechanism.

The patent generally describes a tool apparatus that includes actuators mounted in a housing in such a way to facilitate travel in a substantially orthogonal direction to the actuating direction of control links, which drive movement of the tool apparatus.

“This issuance of this patent is extremely important to Titan Medical and our development of the SPORT single port robotic surgery system, as it protects our system from would-be competitors and distinguishes our system from existing robotic technologies,” said David McNally, the company’s Chief Executive Officer. “In addition to the novelty of the instrument design, this patent covers key characteristics we believe will be beneficial for commercial adoption. For example, the technology was developed to provide ease of instrument loading, and it facilitates close instrument proximity when loaded in a surgical system. This is especially important for minimizing the insertion mechanism diameter and ultimately, the incision size in single-port surgery. In addition, the interface design allows for reduced tension on the instrument cables, which potentially extends the life of the reusable device.”

The Company expects to file select foreign patent applications related to the issued patent, in addition to a related U.S. continuation application that has previously been filed.

About Titan Medical Inc.

Titan Medical Inc. is focused on the design and development through the planned commercialization of a robotic surgical system for use in MIS. The Company’s SPORT Surgical System, currently under development, includes a surgeon-controlled robotic platform that features multi-articulating instruments for performing MIS procedures through a single incision. The surgical system also includes a workstation that provides a surgeon with an advanced ergonomic interface to the robotic platform for controlling the instruments and provides a 3D high-definition endoscopic view inside a patient’s body. The SPORT Surgical System is designed to enable surgeons to perform a broad set of general abdominal, gynecologic and urologic procedures. For more information, visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

CONTACTS:

LHA
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
   or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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